Filed by: Open Joint Stock Company Vimpel-Communications

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Open Joint Stock Company Vimpel-Communications

Commission File No.: 333-164770

FOR IMMEDIATE RELEASE

OJSC VIMPELCOM WELCOMES THE RESULTS OF THE U.S. EXCHANGE OFFER

Moscow and New York (April 16, 2010) – Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom” or the “Company”) (NYSE: VIP) welcomes the results of the U.S. Offer for all shares held by U.S. persons and all American Depositary Shares (“ADSs”) of the Company that were announced by VimpelCom Ltd. today.

As announced by VimpelCom Ltd. today, the U.S. Offer expired yesterday at 5:00 pm, New York City time. A total of 308,309,375 ADSs (representing 15,415,468 shares) were validly tendered and not withdrawn in the U.S. Offer. It is expected that the major shareholders of OJSC VimpelCom, Telenor ASA and Altimo Holdings & Investments Ltd., will also cause their shares to be tendered in the Russian Offer prior to its close at 11:59 pm, Moscow time, on Tuesday, April 20, 2010, bringing the aggregate combined tenders in the U.S. Offer and the Russian Offer to 56,144,721 shares, representing 97.29% of OJSC VimpelCom’s outstanding shares.

Commenting on today’s announcement, Boris Nemsic, Chief Executive Officer of OJSC VimpelCom, said:

“We are very pleased with such a positive response to the U.S. Offer. The overwhelming market support for the transaction shows investors’ backing for us to continue to successfully develop our business within the new structure”.

The OJSC VimpelCom group of companies consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Company has operations in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, covering territory with a total population of approximately 340 million. OJSC VimpelCom was the first Russian company to list its shares represented by ADSs on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com

Important Additional Information

This press release is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. VimpelCom Ltd. is offering to exchange one Depositary Receipt or a nominal cash amount for each OJSC VimpelCom ADS and 20 Depositary Receipts or a nominal cash amount for each OJSC VimpelCom share. VimpelCom Ltd. has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus and related acceptance materials to register shares of VimpelCom Ltd. (including those represented by Depositary Receipts) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. VimpelCom Ltd. has also filed with the SEC a Statement on Schedule TO, and OJSC VimpelCom has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. The Exchange Offer comprises an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 pm New York City time on April 15, 2010, and the Russian Offer is scheduled to expire at 11:59 pm Moscow time on April 20, 2010. VimpelCom Ltd. has the right to extend the acceptance period of the Offers. Any extension will be announced not later than the next business day after the previously scheduled expiration date of the Russian Offer. VimpelCom Ltd. will announce any extension of the Russian Offer by issuing a press release and by publishing an announcement in newspapers in the United States and Russia. In addition, VimpelCom Ltd. will file the announcement with the SEC via the EDGAR filing system and post the announcement on its website (www.vimpelcomlimited.com).

Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus), the VimpelCom Ltd. Statement on Schedule TO, the OJSC VimpelCom Solicitation/Recommendation Statement on Schedule 14D-9 and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Additional copies may be obtained for free at the SEC’s website at www.sec.gov, VimpelCom Ltd.’s website at www.vimpelcomlimited.com or from Innisfree M&A Incorporated, the information agent, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). This letter is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Cautionary note regarding forward-looking statements

This press release contains forward-looking statements. Such statements include, without limitation, those concerning the completion of the proposed exchange offer by VimpelCom Ltd. and the benefits of the transaction. The results or events predicted in these statements may differ materially from actual results or events because of risks and uncertainties, including, without limitation, the possibility that the exchange offer conditions are not satisfied and the exchange offer is not completed. Additionally, the Company and/or VimpelCom Ltd. may not realize the anticipated benefits of the transaction as a result of unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Russian, Ukrainian and CIS telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom Ltd.’s registration statement on Form F-4 filed with the SEC and the Company’s public filings with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.